MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
January 21, 2011
Via EDGAR and Overnight Delivery
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medicis Pharmaceutical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Nine Months Ended September 30, 2010
Filed November 9, 2010
File No.: 001-14471
Dear Mr. Rosenberg:
          We are responding to the Staff’s comment letter dated December 22, 2010 regarding the review of the above-referenced filings of Medicis Pharmaceutical Corporation (“Medicis” or the “Company”). We have set forth below our responses to the inquiries raised in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 76
1.	Please revise your disclosure to clarify why your accounts receivable, net of allowances, has increased from $52.6 million at December 31, 2008 to $95.2 million at December 31, 2009. Specify the days’ sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

Securities and Exchange Commission
January 21, 2011

          The Company respectfully sets forth below proposed disclosure, in bold text, that describes the reason for the increase in its accounts receivable, net, from December 31, 2008 to December 31, 2009, for inclusion in the Working Capital section within Management’s Discussion and Analysis of Financial Condition and Results of Operations based upon the prior disclosure in our Form 10-K for the fiscal year ended December 31, 2009. This proposed disclosure will be reflected in our Form 10-K for the fiscal year ended December 31, 2010.
     Accounts receivable, net, increased $42.6 million, or 81.0%, from $52.6 million at December 31, 2008 to $95.2 million at December 31, 2009. The increase was primarily due to a $38.6 million increase in gross sales during the month of December 2009 as compared to the month of December 2008. As our standard payment terms are 30 days, orders that occur during the last month of a quarter are typically not due for payment until after the end of the quarter. Gross sales during the month of December 2009 were $103.3 million, or 35.9% of the total gross sales for the fourth quarter of 2009, as compared to gross sales of $64.8 million, or 33.1% of total gross sales for the fourth quarter of 2008. Days’ sales outstanding, calculated as accounts receivable, net, as of the end of the reporting period, divided by total gross sales for the quarter, multiplied by the number of days in the quarter, was 30 days as of December 31, 2009 as compared to 25 days as of December 31, 2008.
2.	The activity table on page 77 should include the activity for each of the three years for which a statement of income is presented in order to explain the significant changes in estimates related to revenue for each of the three years.
          Our response, in disclosure format, based upon the prior disclosure in our Form 10-K for the fiscal year ended December 31, 2009, is listed below. Please note that the proposed disclosures, which are in bold text, were previously included in our Form 10-K for the fiscal year ended December 31, 2008. The activity table in our Form 10-K for the fiscal year ended December 31, 2010, will include the activity for each of the three years ended December 31, 2008, 2009 and 2010.

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January 21, 2011

          Items Deducted From Gross Revenue
     The following table shows the activity of each reserve, associated with the various sales provisions that serve to reduce our accounts receivable balance or increase our accrued expenses or deferred revenue, for the years ended December 31, 2007, 2008 and 2009 (dollars in thousands):

					Managed	Consumer
					Care &	Rebate
	Reserve		Sales		Medicaid	and
	for Sales	Deferred	Discounts	Chargebacks	Rebates	Loyalty
	Returns	Revenue	Reserve	Reserve	Reserve	Programs	Total

Balance at December 31, 2006	$87,412	$—	$1,701	$447	$6,111	$5,398	$101,069
Actual	(57,216)	—	(11,270)	(1,432)	(9,814)	(15,942)	(95,674)
Provision	38,591	1,907	10,080	1,305	8,584	25,289	85,756

Balance at December 31, 2007	$68,787	$1,907	$511	$320	$4,881	$14,745	$91,151

Actual	(50,042)	—	(12,268)	(2,001)	(17,230)	(49,462)	(131,003)
Provision	40,866	(1,193)	13,005	2,152	29,305	63,165	147,300

Balance at December 31, 2008	$59,611	$714	$1,248	$471	$16,956	$28,448	$107,448

Actual	(29,498)	—	(18,042)	(2,812)	(68,578)	(168,196)	(287,126)
Provision	17,949	549	18,954	3,029	98,700	213,059	352,240

Balance at December 31, 2009	$48,062	$1,263	$2,160	$688	$47,078	$73,311	$172,562

          Reserve for Sales Returns
     We account for returns of product by establishing an allowance based on our estimate of revenues recorded for which the related products are expected to be returned in the future. We estimate the rate of future product returns for our established products based on our historical experience, the relative risk of return based on expiration date, and other qualitative factors that could impact the level of future product returns, such as competitive developments, product discontinuations and our introduction of similar new products. Historical experience and the other qualitative factors are assessed on a product-specific basis as part of our compilation of our estimate of future product returns. We also estimate inventory in the distribution channel by monitoring inventories held by our distributors, as well as prescription trends to help us assess whether historical rates of return continue to be appropriate given current conditions. We estimate returns of new products primarily based on our historical acceptance of our new product introductions by our customers and product returns experience of similar products, products that have

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January 21, 2011

similar characteristics at various stages of their life cycle, and other available information pertinent to the intended use and marketing of the new product. Changes due to our competitors’ price movements have not adversely affected us. We do not provide material pricing incentives to our distributors that are intended to have them assume additional inventory levels beyond what is customary in their ordinary course of business.
     Our actual experience and the qualitative factors that we use to determine the necessary accrual for future product returns are susceptible to change based on unforeseen events and uncertainties. We assess the trends that could affect our estimates and make changes to the accrual quarterly when it appears product returns may differ from our original estimates.
     The provision for product returns was $40.9 million, or 6.2% of gross product sales, and $38.6 million, or 7.2% of gross product sales, for the years ended December 31, 2008 and 2007, respectively. The reserve for product returns was $59.6 million and $68.8 million as of December 31, 2008 and 2007, respectively. The decrease in the provision as a percentage of gross product sales and the reserve was primarily related to a reduction in product returns experienced during 2008 and lower levels of inventory in the distribution channel at December 31, 2008.
     The provision for product returns was $17.9 million, or 1.9% of gross product sales, and $40.9 million, or 6.2% of gross product sales, for the years ended December 31, 2009 and 2008, respectively. The reserve for product returns was $48.1 million and $59.6 million as of December 31, 2009 and 2008, respectively. The decrease in the provision and the reserve was primarily related to a reduction in product returns experienced during 2009 and lower levels of inventory in the distribution channel at December 31, 2009.
     If the amount of our estimated quarterly returns increased by 10.0 percent, our sales returns reserve at December 31, 2009, would increase by approximately $4.2 million and corresponding revenue would decrease by the same amount. Conversely, if the amount of our estimated quarterly returns decreased by 10.0 percent, our sales returns reserve at December 31, 2009, would decrease by approximately $4.2 million and corresponding revenue would increase by the same amount. We consider the sensitivity analysis of a 10.0 percent variance between estimated and actual sales returns to be representative of the range of other outcomes that we are reasonably likely to experience in estimating our sales returns reserves.
     For newly-launched products, if the returns reserve percentage increased by one percentage point, our sales return reserve at December 31, 2009, would increase by approximately $1.3 million and corresponding revenue would decrease by the same amount. Conversely, if the returns reserve percentage decreased by one percentage point, our sales returns reserve at December 31, 2009, would have decreased by approximately $1.3 million and corresponding revenue would increase by the same amount. We consider the sensitivity analysis of a one percentage point variance between estimated

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January 21, 2011

and actual returns reserve percentage to be representative of the range of other outcomes that we are reasonably likely to experience in estimating our sales returns reserves for newly-launched products.
     We also defer the recognition of revenue and related cost of revenue for certain sales of inventory into the distribution channel that are in excess of eight (8) weeks of projected demand. The distribution channel’s market demand requirement is estimated based on inventory information reported to us by our major wholesale customers for which we have inventory management agreements, who make up a significant majority of our total sales of inventory into the distribution channel. No adjustment is made for those customers who do not provide inventory information to us. Deferred product revenue associated with estimated excess inventory at wholesalers was approximately $1.2 million, $0.7 million and $1.9 million as of December 31, 2009, 2008 and 2007, respectively.
Sales Discounts
     We offer cash discounts to our customers as an incentive for prompt payment, generally approximately 2% of the sales price. We account for cash discounts by establishing an allowance reducing accounts receivable by the full amount of the discounts expected to be taken by the customers. We consider payment performance and adjust the allowance to reflect actual experience and our current expectations about future activity.
     The provision for cash discounts was $13.0 million, or 2.0% of gross product sales, and $10.1 million, or 1.9% of gross product sales, for the years ended December 31, 2008 and 2007, respectively. The reserve for cash discounts was $1.2 million and $0.5 million as of December 31, 2008 and 2007, respectively. The increase in the provision was due to an increase in gross product sales.
     The provision for cash discounts was $19.0 million, or 2.0% of gross product sales, and $13.0 million, or 2.0% of gross product sales, for the years ended December 31, 2009 and 2008, respectively. The reserve for cash discounts was $2.2 million and $1.2 million as of December 31, 2009 and 2008, respectively. The increase in the provision was due to an increase in gross product sales.
     The balance in the reserve for sales discounts at the end of the fiscal year is related to the amount of accounts receivable that is outstanding at that date that is still eligible for the cash discounts to be taken by the customers. The fluctuations in the reserve for sales discounts between periods are normally reflective of increases or decreases in the related eligible outstanding accounts receivable amounts at the comparable dates.

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January 21, 2011

          Contract Chargebacks
     We have agreements for contract pricing with several entities, whereby pricing on products is extended below wholesaler list price. These parties purchase products through wholesalers at the lower contract price, and the wholesalers charge the difference between their acquisition cost and the lower contract price back to us. We account for chargebacks by establishing an allowance reducing accounts receivable based on our estimate of chargeback claims attributable to a sale. We determine our estimate of chargebacks based on historical experience and changes to current contract prices. We also consider our claim processing lag time, and adjust the allowance periodically throughout each quarter to reflect actual experience. Although we record an allowance for estimated chargebacks at the time we record the sale (typically when we ship the product), the actual chargeback related to that sale is not processed until the entities purchase the product from the wholesaler. We continually monitor our historical experience and current pricing trends to ensure the liability for future chargebacks is fairly stated.
     The provision for contract chargebacks was $2.2 million, or 0.3% of gross product sales, and $1.3 million, or 0.2% of gross product sales, for the years ended December 31, 2008 and 2007, respectively. The reserve for contract chargebacks was $0.5 million and $0.3 million as of December 31, 2008 and 2007, respectively. The increase in the provision and the reserve was due to an increase in the number of pricing contracts in place during the comparable periods.
     The provision for contract chargebacks was $3.0 million, or 0.3% of gross product sales, and $2.2 million, or 0.3% of gross product sales, for the years ended December 31, 2009 and 2008, respectively. The reserve for contract chargebacks was $0.7 million and $0.5 million as of December 31, 2009 and 2008, respectively.
          Managed Care and Medicaid Rebates
     Managed care and Medicaid rebates are contractual discounts offered to government programs and private health plans that are eligible for such discounts at the time prescriptions are dispensed, subject to various conditions. We record provisions for rebates based on factors such as timing and terms of plans under contract, time to process rebates, product pricing, sales volumes, amount of inventory in the distribution channel, and prescription trends. We continually monitor historical payment rates and actual claim data to ensure the liability is fairly stated.
     The provision for managed care and Medicaid rebates was $29.3 million, or 4.4% of gross product sales, and $8.6 million, or 1.6% of gross product sales, for the years ended December 31, 2008 and 2007, respectively. The reserve for managed care and Medicaid rebates was $17.0 million and $4.9 million as of December 31, 2008 and 2007, respectively. The increase in the provision was primarily due to an increase in the number of pricing contracts in place during the comparable periods

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January 21, 2011

related to SOLODYN®. The increase in the reserve is due to an increase in the amount of rebates outstanding at the comparable dates, due to the increase in the number of SOLODYN® pricing contracts in place.
     The provision for managed care and Medicaid rebates was $98.7 million, or 10.5% of gross product sales, and $29.3 million, or 4.4% of gross product sales, for the years ended December 31, 2009 and 2008, respectively. The reserve for managed care and Medicaid rebates was $47.1 million and $17.0 million as of December 31, 2009 and 2008, respectively. The increase in the provision was primarily due to an increase in the number of pricing contracts in place during the comparable periods related to SOLODYN®. The increase in the reserve is due to an increase in the amount of rebates outstanding at the comparable dates, due to the increase in the number of SOLODYN® pricing contracts in place.
          Consumer Rebates and Loyalty Programs
     We offer consumer rebates on many of our products and we have consumer loyalty programs. We generally account for these programs by establishing an accrual based on our estimate of the rebate and loyalty incentives attributable to a sale. We generally base our estimates for the accrual of these items on historical experience and other relevant factors. We adjust our accruals periodically throughout each quarter based on actual experience and changes in other factors, if any, to ensure the balance is fairly stated.
     The provision for consumer rebates and loyalty programs was $63.2 million, or 9.6% of gross product sales, and $25.3 million, or 4.7% of gross product sales, for the years ended December 31, 2008 and 2007, respectively. The reserve for consumer rebates and loyalty programs was $28.4 million and $14.7 million as of December 31, 2008 and 2007, respectively. The increase in the provision and the reserve was primarily due to new consumer rebate programs initiated during 2008 related to our SOLODYN®, RESTYLANE® and PERLANE® products.
     The provision for consumer rebates and loyalty programs was $213.1 million, or 22.6% of gross product sales, and $63.2 million, or 9.6% of gross product sales, for the years ended December 31, 2009 and 2008, respectively. The reserve for consumer rebates and loyalty programs was $73.3 million and $28.4 million as of December 31, 2009 and 2008, respectively. The increase in the provision and the reserve was primarily due to new consumer rebate programs initiated during 2009 related to our SOLODYN®, ZIANA®, DYSPORTTM, RESTYLANE® and PERLANE® products.
     If our 2009 estimates of rebate redemption rates or average rebate amounts for our consumer rebate programs changed by 10.0 percent, or our estimates of eligible procedures completed related to our customer loyalty programs were to change by 10.0 percent, our reserve for these items would be impacted by approximately $4.1 million and corresponding revenue would be impacted by the same amount. We consider the

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January 21, 2011

sensitivity analysis of a 10.0 percent variance in our estimated rebate redemption rates and average rebate amounts to be representative of the range of other outcomes that we are reasonably likely to experience in estimating our reserve for consumer rebates and loyalty programs.
3.	Provide a more complete explanation of why the provision for sales returns, in 2009 was only 1.9% of gross sales as compared to 6.2% of gross sales for 2008.
          Our response, in disclosure format, based upon the prior disclosure in our Form 10-K for the fiscal year ended December 31, 2009, is as follows (please note that the proposed changes, which are in bold text below, will be reflected in our Form 10-K for the fiscal year ended December 31, 2010):
          Reserve for Sales Returns
     We account for returns of product by establishing an allowance based on our estimate of revenues recorded for which the related products are expected to be returned in the future. We estimate the rate of future product returns for our established products based on our historical experience, the relative risk of return based on expiration date, and other qualitative factors that could impact the level of future product returns, such as competitive developments, product discontinuations and our introduction of similar new products. Historical experience and the other qualitative factors are assessed on a product-specific basis as part of our compilation of our estimate of future product returns. We also estimate inventory in the distribution channel by monitoring inventories held by our distributors, as well as prescription trends to help us assess whether historical rates of return continue to be appropriate given current conditions. We estimate returns of new products primarily based on our historical acceptance of our new product introductions by our customers and product returns experience of similar products, products that have similar characteristics at various stages of their life cycle, and other available information pertinent to the intended use and marketing of the new product. Changes due to our competitors’ price movements have not adversely affected us. We do not provide material pricing incentives to our distributors that are intended to have them assume additional inventory levels beyond what is customary in their ordinary course of business.
     Our actual experience and the qualitative factors that we use to determine the necessary accrual for future product returns are susceptible to change based on unforeseen events and uncertainties. We assess the trends that could affect our estimates and make changes to the accrual quarterly when it appears product returns may differ from our original estimates.
     The provision for product returns was $17.9 million, or 1.9% of gross product sales, and $40.9 million, or 6.2% of gross product sales, for the years ended December 31, 2009 and 2008, respectively. The reserve for product returns was $48.1 million and $59.6 million as of December 31, 2009 and 2008, respectively. The decrease in the

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provision and the reserve was primarily related to a reduction in product returns experienced from $50.4 million, or 7.6% of gross product sales during 2008, to $27.7 million, or 2.9% of gross product sales during 2009, and lower levels of inventory in the distribution channel at December 31, 2009, resulting primarily from the impact of distribution services agreements with our two largest wholesalers that we entered into during 2008.
Form 10-Q for the Nine Months Ended September 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 46
4.	As discussed above, please revise your disclosure to clarify why your accounts receivable, net of allowances, has increased from $95.2 million at December 31, 2009 to $143.6 million at September 30, 2010. In your disclosure please provide, at a minimum, the following:
•	An update of the table of items deducted from gross revenue for the periods presented and in the form similar to the table on page 77 of your Form 10-K.

•	A discussion of any significant changes in dollar or percentages for the estimates made at December 31, 2009.

•	Specify the days’ sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

•	An explanation of how the reserve for sales returns was determined and why it has been increased to $57,407 at September 30, 2010.
          The Company respectfully sets forth below proposed disclosure, in bold text, that describes the reason for the increase in its accounts receivable, net, from December 31, 2009 to September 30, 2010, based upon the prior disclosure contained in the Working Capital section within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the nine months ended September 30, 2010. Consistent with our response to comment 1 above, this proposed disclosure will be reflected in our Form 10-K for the fiscal year ended December 31, 2010.
     Accounts receivable, net, increased $48.4 million, or 50.8%, from $95.2 million at December 31, 2009 to $143.6 million at September 30, 2010. The increase was primarily due to a $48.6 million increase in gross sales during the month of September 2010 as compared to the month of December 2009. As our standard payment terms are 30 days, orders that occur during the last month of a quarter are typically not due for payment until after the end of the quarter. Gross sales during

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January 21, 2011

the month of September 2010 were $151.9 million, or 48.3% of the total gross sales for the third quarter of 2010, as compared to gross sales during the month of December 2009 of $103.3 million, or 35.9% of total gross sales for the fourth quarter of 2009. Days’ sales outstanding, calculated as accounts receivable, net, as of the end of the reporting period, divided by total gross sales for the quarter, multiplied by the number of days in the quarter, was 42 days as of September 30, 2010 as compared to 30 days as of December 31, 2009. The increase in days’ sales outstanding was primarily due to the timing of orders placed by customers during the respective quarters. Although more of the customers’ purchases during the third quarter of 2010 occurred during the last month of the quarter as compared to the fourth quarter of 2009, their total purchases for the third quarter of 2010 were consistent with previous quarters. We sell our products primarily to major wholesalers and retail pharmacy chains. We have distribution services agreements with our two largest wholesale customers. We review the supply levels of our significant products sold to major wholesalers by reviewing periodic inventory reports that are supplied to us by our major wholesalers in accordance with the distribution services agreements. We rely wholly upon our wholesale and drug chain customers to effect the distribution allocation of substantially all of our prescription products. We also defer the recognition of revenue for certain sales of inventory into the distribution channel that are in excess of eight (8) weeks of projected demand, and we defer the recognition of revenue of our aesthetics products DYSPORT®, PERLANE® and RESTYLANE®, until our exclusive U.S. distributor, McKesson, ships these products to physicians. There has not been a significant increase in inventories in the distribution channel during the nine months ended September 30, 2010.
          In addition, the Company respectfully sets forth below proposed disclosure, in bold text, based upon our prior disclosure in the Critical Accounting Policies and Estimates section within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the nine months ended September 30, 2010. This proposed disclosure will be reflected in our Form 10-Q for the three months ended March 31, 2011. We respectfully submit, that additional disclosure explaining how the reserve for sales returns was determined is not necessary, as it is described in detail within our Form 10-K for the year ended December 31, 2009, and is referenced in our disclosure of Critical Accounting Policies and Estimates in our Form 10-Q for the nine months ended September 30, 2010.
          Critical Accounting Policies and Estimates
     The discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of the condensed consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates related to sales allowances, chargebacks, rebates, returns and other pricing adjustments, depreciation and amortization and other contingencies and litigation. We base our estimates on historical experience and various other factors related to each circumstance. Actual results could

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January 21, 2011

differ from those estimates based upon future events, which could include, among other risks, changes in the regulations governing the manner in which we sell our products, changes in the health care environment and managed care consumption patterns. Our significant accounting policies are described in Note 2 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2009. There were no new significant accounting estimates in the third quarter of 2010, nor were there any material changes to the critical accounting policies and estimates discussed in our Form 10-K for the year ended December 31, 2009.
          Items Deducted From Gross Revenue
     Our accounting policies for revenue recognition have a significant impact on our reported results and rely on certain estimates that require complex and subjective judgment on the part of our management. If the levels of product returns, inventory in the distribution channel, cash discounts, chargebacks, managed care and Medicaid rebates and consumer rebate and loyalty programs fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of gross product revenues, our reported net product revenues could be negatively affected.

Securities and Exchange Commission
January 21, 2011

     The following table shows the activity of each reserve, associated with the various sales provisions that serve to reduce our accounts receivable balance or increase our accrued expenses or deferred revenue, for the three months ended September 30, 2010 and 2009 (dollars in thousands):

					Managed	Consumer
					Care &	Rebate
	Reserve		Sales		Medicaid	and
	for Sales	Deferred	Discounts	Chargebacks	Rebates	Loyalty
	Returns	Revenue	Reserve	Reserve	Reserve	Programs	Total

Balance at June 30, 2010	$49,194	$1,307	$2,958	$921	$44,410	$90,363	$189,153
Actual	(6,960)	—	(5,880)	(1,314)	(24,926)	(67,061)	(106,141)
Provision	15,173	1,948	5,997	1,387	31,104	75,138	130,747

Balance at September 30, 2010	$57,407	$3,255	$3,075	$994	$50,588	$98,440	$213,759

					Managed	Consumer
					Care &	Rebate
	Reserve		Sales		Medicaid	and
	for Sales	Deferred	Discounts	Chargebacks	Rebates	Loyalty
	Returns	Revenue	Reserve	Reserve	Reserve	Programs	Total

Balance at June 30, 2009	$57,674	$577	$2,242	$597	$34,820	$47,828	$143,738
Actual	(5,782)	—	(5,881)	(612)	(18,949)	(43,639)	(74,863)
Provision	1,531	2,425	5,081	640	24,905	62,757	97,339

Balance at September 30, 2009	$53,423	$3,002	$1,442	$625	$40,776	$66,946	$166,214

     The provision for product returns was $15.2 million, or 4.9% of gross product sales, and $1.5 million, or 0.6% of gross product sales, for the three months ended September 30, 2010 and 2009, respectively. The reserve for product returns increased $8.2 million, from $49.2 million as of June 30, 2010 to $57.4 million as of September 30, 2010. The increase in the provision during the comparable periods and in the reserve during the three months ended September 30, 2010 was primarily related to additional estimated required reserves for newly-launched products.
     The provision for cash discounts was $6.0 million, or 1.9% of gross product sales, and $5.1 million, or 2.0% of gross product sales, for the three months ended September 30, 2010 and 2009, respectively. The reserve for cash discounts increased $0.1 million, from $3.0 million as of June 30, 2010 to $3.1 million as of

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January 21, 2011

September 30, 2010. The increase in the provision during the comparable periods was due to an increase in gross product sales.
     The provision for contract chargebacks was $1.4 million, or 0.4% of gross product sales, and $0.6 million, or 0.3% of gross product sales, for the three months ended September 30, 2010 and 2009, respectively. The reserve for contract chargebacks increased $0.1 million, from $0.9 million as of June 30, 2010 to $1.0 million as of September 30, 2010. The increase in the provision during the comparable periods and the reserve during the three months ended September 30, 2010 was due to an increase in eligible gross product sales and in the number of pricing contracts in place during the comparable periods.
     The provision for managed care and Medicaid rebates was $31.1 million, or 10.0% of gross product sales, and $24.9 million, or 9.8% of gross product sales, for the three months ended September 30, 2010 and 2009, respectively. The reserve for managed care and Medicaid rebates increased $6.2 million, from $44.4 million as of June 30, 2010 to $50.6 million as of September 30, 2010. The increase in the provision during the comparable periods and in the reserve during the three months ended September 30, 2010 was due to an increase in eligible gross product sales.
     The provision for consumer rebates and loyalty programs was $75.1 million, or 24.1% of gross product sales, and $62.8 million, or 24.7% of gross product sales, for the three months ended September 30, 2010 and 2009, respectively. The reserve for consumer rebates and loyalty programs increased $8.0 million, from $90.4 million as of June 30, 2010 to $98.4 million as of September 30, 2010. The increase in the provision during the comparable periods and in the reserve during the three months ended September 30, 2010 was primarily due to the continued growth in consumer rebate programs related to our SOLODYN®, ZIANA® RESTYLANE® and PERLANE® products.

Securities and Exchange Commission
January 21, 2011

     The following table shows the activity of each reserve, associated with the various sales provisions that serve to reduce our accounts receivable balance or increase our accrued expenses or deferred revenue, for the nine months ended September 30, 2010 and 2009 (dollars in thousands):

					Managed	Consumer
					Care &	Rebate
	Reserve		Sales		Medicaid	and
	for Sales	Deferred	Discounts	Chargebacks	Rebates	Loyalty
	Returns	Revenue	Reserve	Reserve	Reserve	Programs	Total

Balance at December 31, 2009	$48,062	$1,263	$2,160	$688	$47,078	$73,311	$172,562
Actual	(20,067)	—	(16,280)	(3,495)	(72,716)	(197,042)	(309,600)
Provision	29,412	1,992	17,195	3,801	76,226	222,171	350,797

Balance at September 30, 2010	$57,407	$3,255	$3,075	$994	$50,588	$98,440	$213,759

					Managed	Consumer
					Care &	Rebate
	Reserve		Sales		Medicaid	and
	for Sales	Deferred	Discounts	Chargebacks	Rebates	Loyalty
	Returns	Revenue	Reserve	Reserve	Reserve	Programs	Total

Balance at December 31, 2008	$59,611	$713	$1,248	$471	$16,956	$28,449	$107,448
Actual	(24,614)	—	(12,973)	(1,852)	(46,317)	(106,786)	(192,542)
Provision	18,426	2,289	13,167	2,006	70,137	145,283	251,308

Balance at September 30, 2009	$53,423	$3,002	$1,442	$625	$40,776	$66,946	$166,214

     The provision for product returns was $29.4 million, or 3.3% of gross product sales, and $18.4 million, or 2.8% of gross product sales, for the nine months ended September 30, 2010 and 2009, respectively. The reserve for product returns increased $9.3 million, from $48.1 million as of December 31, 2009 to $57.4 million as of September 30, 2010. The increase in the provision during the comparable periods and in the reserve during the nine months ended September 30, 2010 was primarily related to additional estimated required reserves for newly-launched products.
     The provision for cash discounts was $17.2 million, or 2.0% of gross product sales, and $13.2 million, or 2.0% of gross product sales, for the nine months ended September 30, 2010 and 2009, respectively. The reserve for cash discounts

Securities and Exchange Commission
January 21, 2011

increased $0.9 million, from $2.2 million as of December 31, 2009 to $3.1 million as of September 30, 2010. The increase in the provision during the comparable periods was due to an increase in gross product sales. The increase in the reserve for sales discounts during the nine months ended September 30, 2010 was due to the increase in the related eligible outstanding accounts receivable amounts as of September 30, 2010 as compared to December 31, 2009.
     The provision for contract chargebacks was $3.8 million, or 0.4% of gross product sales, and $2.0 million, or 0.3% of gross product sales, for the nine months ended September 30, 2010 and 2009, respectively. The reserve for contract chargebacks increased $0.3 million, from $0.7 million as of December 31, 2009 to $1.0 million as of September 30, 2010. The increase in the provision during the comparable periods and the reserve during the nine months ended September 30, 2010 was due to an increase in eligible gross product sales and in the number of pricing contracts in place during the comparable periods.
     The provision for managed care and Medicaid rebates was $76.2 million, or 8.7% of gross product sales, and $70.1 million, or 10.7% of gross product sales, for the nine months ended September 30, 2010 and 2009, respectively. The reserve for managed care and Medicaid rebates increased $3.5 million, from $47.1 million as of December 31, 2009 to $50.6 million as of September 30, 2010. The increase in the provision during the comparable periods and in the reserve during the nine months ended September 30, 2010 was due to an increase in eligible gross product sales.
     The provision for consumer rebates and loyalty programs was $222.2 million, or 25.2% of gross product sales, and $145.3 million, or 22.1% of gross product sales, for the nine months ended September 30, 2010 and 2009, respectively. The reserve for consumer rebates and loyalty programs increased $25.1 million, from $73.3 million as of December 31, 2009 to $98.4 million as of September 30, 2010. The increase in the provision during the comparable periods and in the reserve during the nine months ended September 30, 2010 was primarily due to the continued growth in consumer rebate programs related to our SOLODYN®, ZIANA® RESTYLANE® and PERLANE® products, as well as the new DYSPORT® Challenge program that began during 2010.

Securities and Exchange Commission
January 21, 2011

5.	Your inventories have increased from $25.6 million at December 31, 2009 to $39 million at September 30, 2010. Please revise your disclosure to explain the reasons for the increase and disclose if there has been a significant increase in inventories in the distribution channel and, if so, why.
          The Company respectfully sets forth below proposed disclosure, in bold text, that describes the reasons for the increase in our inventories from December 31, 2009 to September 30, 2010, based upon our prior disclosure in the Working Capital section within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the nine months ended September 30, 2010. This proposed disclosure will be reflected in our Form 10-K for the fiscal year ended December 31, 2010.
     Inventories, net, increased $13.0 million, or 50.0% from $26.0 million at December 31, 2009 to $39.0 million at September 30, 2010. Raw materials inventory increased $7.6 million, from $7.5 million at December 31, 2009 to $15.1 million at September 30, 2010, primarily due to a planned increase to a six-month manufacturing supply from a three-month supply of raw materials for SOLODYN®, to ensure no disruption in supply based on current demand levels. Finished goods inventory increased $4.0 million, from $21.1 million at December 31, 2009 to $25.1 million at September 30, 2010, primarily due to the addition of inventory of RESTYLANE-L® and PERLANE-L®, which were approved by the FDA on January 29, 2010.
          Since our inventory balances do not include any inventory that is in the distribution channel, we do not believe it is appropriate to discuss inventory in the distribution channel in this section. We have added proposed language discussing inventory in the distribution channel as part of our response to comment 4, above, discussing the increase in our net accounts receivable from December 31, 2009 to September 30, 2010.
6.	On page 18 of your Form 10-Q, you disclose total deferred revenue on your balance sheet of $14.5 million at September 30, 2010 and $18.5 million at December 31, 2009. Please revise your disclosure to provide a table of the components of this deferred revenue for each period presented. In this note you refer to “deferred revenue associated with aesthetics products” and in your Form 10-K notes to financial statements (page F-12 and F-13) you discuss “deferral of revenue associated with certain sales of inventory into the distribution channel”. Please include a detail of all of these components and their amounts at September 30, 2010 and December 31, 2009.

Securities and Exchange Commission
January 21, 2011

          Our response, in disclosure format, as it would have appeared in our Form 10-Q for the nine months ended September 30, 2010, is as follows (please note that the changes, which are in bold text below, will be reflected in our Form 10-K for the fiscal year ended December 31, 2010):
          12. OTHER CURRENT LIABILITIES
               Other current liabilities are as follows (amounts in thousands):

	September 30, 2010	December 31, 2009

Accrued incentives, including SARs liability	$33,176	$26,671
Deferred revenue	14,521	18,508
Other accrued expenses	31,093	23,202

	$78,790	$68,381

               Deferred revenue is comprised of the following (amounts in thousands):

	September 30, 2010	December 31, 2009

Deferred revenue — aesthetics products, net of cost of revenue	$6,003	$13,467
Current portion of deferred contract revenue	3,450	3,450
Deferred revenue — sales into distribution channel in excess of eight weeks of projected demand	3,255	1,263
Other deferred revenue	1,813	328

	$14,521	$18,508

     The Company defers revenue, and the related cost of revenue, of its aesthetics products, including RESTYLANE®, PERLANE® and DYSPORT®, until its exclusive U.S. distributor ships the product to physicians. The current portion of deferred contract revenue relates to the Company’s strategic collaboration with Hyperion (see NOTE 4). The Company also defers the recognition of revenue for certain sales of inventory into the distribution channel that are in excess of eight (8) weeks of projected demand.
* * * *

Securities and Exchange Commission
January 21, 2011

          In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800.

Sincerely, Medicis Pharmaceutical Corporation
/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer